Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-264207 and 333-284345) of Direct Digital Holdings, Inc. (the Company) of our reports dated March 27, 2025, except for the effects of the reverse stock split described in Note 2, as to which the date is February 4, 2026, relating to the consolidated financial statements which appears in this Form 8K. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.
/s/ BDO USA, P.C.

New York, New York
February 9, 2026

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

R-214 (12/24)